UBS Investment Trust

1285 Avenue of the Americas

New York, New York 10019-6028

November 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that UBS Investment Trust has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended August 31, 2019, which was filed with the U.S. Securities and Exchange Commission on November 8, 2019.

Very truly yours,

UBS Investment Trust

By:	/s/ Joanne M. Kilkeary
Name:	Joanne M. Kilkeary
Title:	Vice President , Treasurer and Principal Accounting Officer